                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.         )*


                       Lund International Holdings, Inc.
                       ---------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   550368104
                                   ---------
                                 (CUSIP Number)

                           Mr. Frederic M. Schweiger
                                  847-559-2230
                           Old World Industries, Inc.
                             4065 Commercial Avenue
                          Northbrook, Illinois  60062
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive  Notices and Communications)

                               September 18, 1996
                               ------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                           Old World Industries, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /    /
                                                       (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
                                       WC
                                       BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Illinois


              NUMBER OF     7.   SOLE VOTING POWER         0
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    396,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       CO

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                                J. Thomas Hurvis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /    /
                                                       (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


              NUMBER OF     7.   SOLE VOTING POWER         0
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    396,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       IN

                                                             CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                                Riaz H. Waraich

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /     /
                                                       (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


              NUMBER OF     7.   SOLE VOTING POWER         0
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    396,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                                 James A. Bryan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /     /
                                                       (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


              NUMBER OF     7.   SOLE VOTING POWER         0
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    396,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                                Richard J. Jago

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /     /
                                                       (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /     /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


              NUMBER OF     7.   SOLE VOTING POWER         0
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    396,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                             Frederic M. Schweiger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /     /
                                                       (b)  /  X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


              NUMBER OF     7.   SOLE VOTING POWER         1,000
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    397,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                                Mac M. Churchill

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /    /
                                                       (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


              NUMBER OF     7.   SOLE VOTING POWER         0
              SHARES
              BENEFICIALLY  8.   SHARED VOTING POWER       396,500
              OWNED BY
              EACH          9.   SOLE DISPOSITIVE POWER    0
              REPORTING
              PERSON WITH   10.  SHARED DISPOSITIVE POWER  396,500



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    396,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14.  TYPE OF REPORTING PERSON*

                                       IN

ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of Lund International Holdings, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 911 Lund Boulevard, Anoka, Minnesota 55303.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Old World Industries, Inc., an Illinois corporation ("Holder"). Holder is engaged principally in the automotive and industrial chemical businesses. The principal place of business and principal office of Holder is 4065 Commercial Avenue, Northbrook, Illinois 60062.

     Set forth below is the name and position of each of the executive officers, directors and controlling persons of Holder. Except as otherwise indicated, the principal occupation of each person listed below is as a senior officer of Holder. Each person listed below is a citizen of the United States of America. The business address of each person is 4065 Commercial Avenue, Northbrook, Illinois 60062.

EXECUTIVE OFFICERS:
- ------------------

    Name                    Position
    ----                    --------
    J. Thomas Hurvis        Chairman
    Riaz H. Waraich         President/Managing Director
    James A. Bryan          Senior Vice President
    Richard J. Jago         Senior Vice President - Marketing and Sales
    Frederic M. Schweiger   Vice President/General Counsel/Chief Financial
                              Officer

DIRECTORS:
- ---------                   Principal Occupation
    Name                    (If Other Than As Indicated Above)
    ----                    ----------------------------------
    J. Thomas Hurvis
    Riaz H. Waraich
    James A. Bryan
    Mac M. Churchill        Marketing Consultant

CONTROLLING PERSONS:
- -------------------

    Name
    ----
    J. Thomas Hurvis

     During the last 5 years, neither the Holder nor the persons identified as the executive officers, directors and controlling persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Holder's primary lender is Bank of America Illinois ("Lender"). The funds used to purchase the Common Stock which is the subject of this Statement were derived from the working capital of the Holder and from advances under the Holder's revolving credit facility with Lender.

ITEM 4.  PURPOSE OF TRANSACTION

     The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of
Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, Holder may, in its sole discretion, purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date on which this Statement is executed, Holder beneficially owns 396,500 shares of Common Stock of the Issuer, constituting 9.0% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 4,391,970 shares of Common Stock of the Issuer issued and outstanding as of June 30, 1996 (as disclosed on Form 10-K filed with the Securities and Exchange Commission by the Issuer). Additionally, Frederic M. Schweiger beneficially owns 1,000 shares of Common Stock of the Issuer. Except as described herein, to the best knowledge of Holder, none of the persons identified in Item 2 hereto presently beneficially own any Common Stock of Issuer.

     (b) Holder through its executive officers, directors and controlling persons will have the shared power to vote or to direct vote of, and to dispose or to direct the disposal of, the subject Common Stock.

     (c) During the 60 days preceding the date of this Statement, Holder has acquired 373,100 shares of Common Stock of the Issuer in the open market and in privately negotiated transactions. These shares of Common Stock were acquired at a per share price ranging from a low of $12.22 and a high of $13.625.

     (d) No person other than the Holder is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities described above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 27, 1996.

OLD WORLD INDUSTRIES, INC. (U.S.)



By:     /s/  Frederic M. Schweiger
       -----------------------------------
Name:   Frederic M. Schweiger
Title:  Vice President and General Counsel



/s/  J. Thomas Hurvis
- ------------------------------------------
J. THOMAS HURVIS


/s/  Riaz H. Waraich
- ------------------------------------------
RIAZ H. WARAICH


/s/  James A. Bryan
- ------------------------------------------
JAMES A. BRYAN


/s/  Richard J. Jago
- ------------------------------------------
RICHARD J. JAGO


/s/  Mac M. Churchill
- ------------------------------------------
MAC M. CHURCHILL


/s/  Frederic M. Schweiger
- ------------------------------------------
FREDERIC M. SCHWEIGER